UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 13, 2006

Mr. Gerald Panneton
President and Chief Executive Officer
Continental Minerals Corporation
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808



      Re:	Continental Minerals Corporation
		Amendment No. 1 to Registration Statement on Form F-4
      Filed August 25, 2006
		File No. 333-135566

Dear Mr. Panneton:

      We have reviewed your response letter dated August 25, 2006, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form F-4/A1 filed August 25, 2006

1. We note your response to comment 16 and reissue the comment in part. Please disclose whether a vote on the proposal satisfies the notice requirements.

Why is Great China proposing the Merger? page 10

2. You reference, both here and elsewhere, your association with Hunter Dickinson. Discussion of that association is broken up into different parts of your filing. For reader clarification, provide, in a single location, a reasonably detailed but complete discussion of your relationship with Hunter Dickinson. Address any business relationships. We notice, among other things, that members of management and the Board are affiliated with Hunter Dickinson and that it holds debt of the company. Address also any relationship between
Great China and Hunter Dickinson. Provide this discussion in nexus to the discussion of the Merger.

Risk Factors, page 30

3. Please remove from the subheadings and text of the risk factors mitigating statements, such as "there can be no assurance."

4. We reissue comment 20. It appears that you have not made the revisions reflected in your response. We further advise that the incorporation by reference of documents is governed by certain specific rules. Please ensure your compliance with those rules.

Meeting, page 32

5. We note your response to comment 26 and reissue the comment.
We
refer you to Rule 14a-4, which specifically provides that "[n]o proxy shall confer authority ... to vote with respect to more than one meeting (and any adjournment thereof)."

Stock Ownership, page 34

6. Provide the information required by Item 18(a)(5) of the Form
S-4.
See General Instruction C(d) to the Form F-4.

The Merger, page 26

Background of the Merger, page 36

7. You indicate that Continental acquired the right to earn up to a
60% interest in February 2004. However, disclosure in Section 3.1 of the Ross Glanville fairness opinion indicates that that agreement (the
Property Option Agreement) was later cancelled and replaced in November 2004 with the Preliminary Option Agreement. That agreement was replaced in December 2004 with the Formal Agreement which contained earn-out provisions. The fairness opinion anticipates that
Continental will have earned the 60% by the end of April 2006.

Revise your disclosure to address these events. Were they part of the
"normal course of business activities" which led to the Merger Agreement? Clarify if and when Continental acquired the 60% interest.
In that regard, quantify the ownership of each of Continental and Great China in Highland.

8. In the fifth paragraph, identify the holders of the 212 million Great China Mining shares with whom you entered in letter agreements.
Provide us with copies of the form of those agreements.

Recommendation of the Great China Board of Directors, page 37

9. Indicate the date that the Board made its determination.

10. Indicate whether the Board considered the Glanville opinion in making its determination that the Merger is fair and in the best interests of Great China and its stockholders. Clarify when the Board received that report.

Great China`s Reasons for the Merger, page 38

11. We note your response to prior comment 33 and the corresponding revisions. Please state whether any other alternatives were considered. In this regard, we note the statement that the merger "is more attractive than the other alternatives available to Great China.". If other alternatives were considered, please describe such alternatives.

12. Expand the second paragraph to identify the "wide variety of factors" that you considered and identify those that the Board considered material.

13. Expand the last paragraph to describe, in reasonable detail, the
"generally prevailing conditions in the mining industry in China and worldwide."

Fairness Opinion Regarding the Merger, page 39

Annex A

14. It is not clear what analysis Glanville conducted in making its
fairness determination.    Item 1015(b)(6) requires that you
furnish a
summary that includes "the bases for and methods of arriving at"
the
fairness determination.  This requires more than simply
identifying
the method and conclusion but providing a meaningful summary which presents, in reasonable detail, the analysis conducted, quantifies the data considered and sets forth how that analysis resulted in the
fairness determination.   As currently presented, the only
analysis
you provide is the premium to be received by the shareholders of Great
China. The relevance of the factual disclosure regarding the cutoff grades of Xietongmen to the fairness determination is not clear. It is also not clear how the other factors considered contributed to the factual determination.

     Revise to clearly set forth and summarize the bases for Glanville`s determination.

15. Revise the prospectus so that Annex A and B are actually contained in the prospectus. Currently, they are in Part II of the registration statement.

Related Transactions and Interests of Great China Insiders in the
Merger, page 58

16. We note your response to comment 15 and the corresponding revisions. Please further revise to describe the material relationship of each identified related party to Great China.

Material United States Federal Income Consequences Related to the
Merger, page 60

17. Please revise your disclosure to remove any extraneous information. In this regard, we note the bullet points under the first full paragraph.

18. Please revise your disclosure throughout this section to clarify which are the matters upon which counsel is opining. It is not clear whether counsel is providing an opinion regarding whether or not the merger will constitute a taxable exchange. Also, revise the introductory paragraphs to clarify that this is not merely a discussion of the tax consequences, but rather constitutes the opinion of the named counsel.

Operating and Financial Review and Prospects of Continental, page
92

19. Please revise the last sentence on page 92. It appears to be incomplete.

Exhibit 5.2

20. Please number this exhibit in accordance with Item 601 of Regulation S-K.

21. The opinion should address each matter opined upon in firm, conclusive terms. The statement that the merger will qualify as a reorganization is not sufficient. Rather, counsel should state whether or not, in its opinion, the merger constitutes a reorganization. Also, it is not adequate to assume the legal conclusion underlying the opinion. We note in this regard the statement that "[a]ssuming that the merger qualifies as reorganization under Section 368(a)(1)(A) and 368(a)(2)(E), Parent Sub and the Company will each be a "party to [the] reorganization " within the meaning of Section 368(b). The opinion further fails to include a conclusion as to whether or not the merger will be a taxable exchange.
Please obtain a new opinion that adequately addresses all of these matters.

22. We note the statement that the "opinion letter may be relied upon by you only." This representation is inadequate. Please revise.
Shareholders must be able to rely on the opinion to be able to make an educated decision with respect to the merger.

Note 2, Significant Accounting Policies, page F-7

(n) Asset Retirement Obligations, page F-10

23. We note you have recognized certain asset retirement obligations as they are incurred. Please expand your disclosures to provide the disclosures required by Section 3110 of the CICA Handbook as it relates to your asset retirement obligations.

Note 4, Mineral Property Interests, page F-13

24. We note the revisions you have made to the mineral property interests acquired and non-controlling interests of Highland Mining as displayed in the table on page F-15 and further discussed in the note
2(r). We also note you have filed an amended Form 20-F as of December
31, 2005 but these revisions to the table presented in Note 4 were not made. Please revise your Form 20-F/A to consistently reflect all revisions and restatements to the disclosures made to the information presented in your Form F-4/A.

25. As it relates to the restatements and amendments to your financial statements as of December 31, 2005, please tell us what consideration you gave to the requirement to restate and amend these financial statements and disclosures when reevaluating your conclusions regarding the effectiveness of your disclosure controls and procedures. If you continue to believe your disclosure controls and procedures were effective as of the end of the period covered by your
Form 20-F/A, please support your conclusion and tell us what information you relied upon in reaching this determination.

26. We have reviewed your response to comment 54 of our letter dated
July 28, 2006. We understand you have expensed the $1.4 million initial option payment to Highland made in December 2004 because the
50% investment in Highland was not complete as the second payment had not been made, the 500,000 shares received were pledged back to the shareholders of Highland and the payment was treated as an exploration expense. Please tell us if Highland would have been required to return the $1.4 million payment if you did not make the second payment of $944,880 in December 2005. In addition, your disclosures state the pledge of 500,000 shares was not made until March 2005, so as of December 31, 2004, it appears you held ownership of these shares. In addition, it is unclear why you believe the $1.4 million payment should be treated as an exploration expense as you did not have any exploration activities at the time the payment was made. Based on these facts, it appears this amount should be treated as a payment for an investment in Highland. Please revise and expand your disclosures as necessary to address your accounting for this amount.

27. On a related matter, your disclosures state you did not consolidate your interest in Highland until December 15, 2005, upon payment to complete the First Option to acquire 50%. Therefore, it is unclear why you have recorded and presented exploration expenses prior to this date, as detailed on page F-6. Please revise your statements and disclosures or explain why you believe this accounting treatment and presentation is appropriate in accordance with Canadian and US GAAP.

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Balance Sheet, page F-71

28. Please revise your pro forma adjustment to long term liabilities of $30,033,989 to separately identify the amounts relating to note 3(a)(i) and 3(a)(ii). It appears the current disclosure combines the
$26,672,853 pro forma adjustment relating to the merger with Great China, as discussed in note 3(a)(i) and the $3,361,136 relating to the acquisition of the surrounding mineral properties, as discussed in note 3(a)(ii).

Note 3, Pro Forma Assumptions, page F-76

29. We have reviewed your response to comment 61 of our letter dated
July 28, 2006 and reissue the comment. Based on your disclosures and revisions in the financial statements as of December 31, 2006 of Continental, it appears you valued the Xietongmen property interests held by Highland at approximately $1.9 million upon consolidation as of December 15, 2005 under the Canadian accounting provisions of AcG-
15. In the pro forma statements as of June 30, 2006, upon merging with Great China, it appears you have assessed the fair value of the
Xietongmen property at $106.1 million. Rather, the fair value of the
Xietongmen property appears to have increased approximately $93 million in the six month period ending June 30, 2006, which you have attributed to successful drilling results. The basis for this significant increase to the fair value of this property remains unsubstantiated. We reissue our prior comment 61 and request detailed facts and events occurring during this period to support the increase in the value of this property as it appears the fair values assigned are not appropriate.

30. In addition, please tell us in detail how you determined the
$11.2
million fair value assigned to the three properties surrounding the
Xietongmen property that you will acquire from a director of Great China upon closing of the merger. Please provide all factual evidence used in assessing this value for each of the three properties as of
June 30, 2006.

31. Tell us how the fair value of the Xietongmen property reported in the pro forma financial statements as of June 30, 2006 compares to the net asset values that were estimated and reviewed by Glanville & Associates, Ltd. in completing its fairness opinion, as discussed on page 38.

Note 4, Share Capital, page F-80

32. Please correct the table at note 4(a) regarding the balance and pro forma balance of common share capital outstanding as of June 30,
2006 to present the balances in accordance with US GAAP. It appears the amounts included here are presented in accordance with Canadian
GAAP, which is inconsistent with the presentation throughout your pro forma financial statements and related footnotes.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Shannon Burkirk at (202) 551-3717 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      	Sincerely,


      					H. Roger Schwall
      Assistant Director

      cc:	S. Burkirk
      A. Sifford
 		C. Moncada-Terry

      VIA FACSIMILE
		(604) 893-2386
      Steve Mathiesen
      Lang Michener

Mr. Gerald Panneton
Continental Minerals Corporation
September 13, 2006
Page 9